BTQ Technologies Announces 2026 AGM Results

Vancouver, British Columbia, August 13 2026 - BTQ Technologies Corp. ("BTQ" or the "Company") (NASDAQ: BTQ) (CBOE CA: BTQ), a global technology company building the trust infrastructure for the quantum era, is pleased to provide the voting results from the 2026 Annual Meeting of shareholders. The Company announces that the nominees listed in the management proxy circular dated June 29, 2026 (the "Circular") for the 2026 annual meeting of shareholders of the Company (the "Meeting") were elected as directors of the Company.

Detailed results of the vote for the election of directors held at the Meeting on August 12, 2026 in Vancouver, British Columbia are set out below.

Fixing Number of Directors at five (5)

The number of directors of the Company was fixed at five (5). The results of the votes cast are set out below:

Votes For	% For	Votes Against	% Against
70,511,148	99.52%	341,448	0.48%

Election of Directors

The shareholders approved the election of the persons listed below as directors, based on the following vote.

Name	Votes For	% For	Votes Withheld	% Withheld
Olivier Roussy Newton	49,120,272	94.92%	2,626,252	5.08%
Chris Tam	51,485,125	99.49%	261,399	0.51%
Philippe Lucet	49,100,314	94.89%	2,646,210	5.11%
Mansour Al Suwaidi	50,241,123	97.09%	1,505,401	2.91%
Lionel de Saint-Exupery	51,439,834	99.41%	306,690	0.59%

Appointment of Auditors

MNP LLP was appointed as the auditor of the Company for the ensuing year and the board of directors of the Company was authorized to fix the remuneration of the auditor.  The results of the votes cast are set out below:

Votes For	% For	Votes Withheld	% Withheld
70,384,560	99.34%	468,037	0.66%

Reapproval of the Omnibus Plan

The omnibus equity incentive plan of the Company was reapproved. The results of the vote cast are set out below:

Votes For	% For	Votes Against	% Against
47,773,250	92.32%	3,973,272	7.68%

No other business was voted upon at the Meeting.

A total of 70,852,597 common shares were voted in connection with the Meeting, representing approximately 49.97% of the issued and outstanding common shares of the Company.

The Company's board would like to express its gratitude to its shareholders for their participation and support.

About BTQ

BTQ Technologies Corp. (Nasdaq: BTQ | Cboe CA: BTQ) is a quantum technology company focused on accelerating the transition from classical networks to the quantum internet. Backed by a broad patent portfolio and deep technical expertise, BTQ is developing a full-stack, neutral-atom quantum computing platform spanning hardware, middleware, and post-quantum security solutions for finance, telecommunications, logistics, life sciences, and defense.

Connect with BTQ: Website | LinkedIn | X/Twitter

About QPerfect
QPerfect, a wholly owned subsidiary of BTQ Technologies, is a French quantum computing company based in Strasbourg, led by a team of scientists and engineers recognized for their pioneering work in neutral atom physics, quantum optics, and quantum software engineering, and specializing in quantum computing and quantum design automation. Founded in 2023, the deeptech company has received the i-Lab Grand Prix and provides powerful technology to enable researchers, developers, and manufacturers to realize the full potential of quantum computers.

At the core of QPerfect's innovation is the Quantum Logic Unit (QLU), a multi-layered framework designed to accelerate quantum development. Its flagship product, MIMIQ™, forms the first layer of the QLU™ and offers a cutting-edge platform that executes quantum algorithms with unmatched speed, accuracy, and flexibility -- surpassing existing simulators and current quantum computers. For more information, please visit https://qperfect.io

ON BEHALF OF THE BOARD OF DIRECTORS

Olivier Roussy Newton

CEO, Chairman

For further information: E: desk@btq.com

Bill Mitoulas

Investor Relations

T: +1.416.479.9547

E: bill@btq.com

Neither Cboe Canada nor its Regulation Services Provider accepts responsibility for the adequacy or accuracy of this release.

Forward Looking Information

Certain statements herein contain forward-looking statements and forward-looking information within the meaning of applicable securities laws, including statements with respect to the Company's business plans, research partnerships, and anticipated market listings. Forward-looking statements can be identified by the use of words such as "anticipate", "intend", "expect", "plan" or "may" and variations thereof.

Although the Company believes the expectations represented by such statements are reasonable, there can be no assurance that forward-looking statements herein will prove to be accurate. Forward-looking statements involve known and unknown risks which may cause actual results to differ materially, including risks relating to: the availability of financing; business and economic conditions in the quantum computing and post-quantum security industries; the speculative nature of the Company's research and development programs; unanticipated regulatory, licensing or environmental matters; changes in general economic conditions or conditions in the financial markets; and changes in applicable laws. The Company does not undertake to update any forward-looking information, except in accordance with applicable securities laws.